EXHIBIT 3.3

State of Delaware Secretary of State
Division of Corporations Delivered 08:14 AM 04/14/2011
SRV 110414119 - 4817875 FILE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
E-BAND MEDIA, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That by unanimous written consent of the Board of Directors of E-Band Media, Inc. (the “Corporation”) resolutions were duly adopted setting forth a proposed amendment of the Corporation’s Certificate of Incorporation, declaring said amendment to be advisable and requesting a majority of the stockholders of the Corporation to give their consent in writing thereto.  The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Article First of the Certificate of Incorporation of the Corporation be amended and restated to read as follows:

“FIRST: The name of the corporation is “Annec Green Refractories Corporation.”

RESOLVED, that Article Fourth of the Certificate of Incorporation of the Corporation be amended by adding the following paragraph at the end thereof:

“Upon the filing and effectiveness (the “Effective Time”), pursuant to the DGCL, of this Certificate of Amendment to the Corporation’s Certificate of Incorporation (this “Certificate of Amendment”), each 14.375 shares of the Corporation’s common stock, par value $0.0001 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or by the holder thereof (the “Reverse Stock Split”).  The Corporation shall not issue fractional shares of Common Stock or pay cash in respect thereof in connection with the Reverse Stock Split but, in lieu thereof, the aggregate number of shares of the Corporation’s Common Stock issuable to each holder in connection with the Reverse Stock Split shall be rounded up to the next higher whole number of shares of Common Stock.  Following the Reverse Stock Split, each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”) shall thereafter be deemed for all purposes, as a result of the Reverse Stock Split and without any action on the part of the holders thereof, to represent only that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined pursuant to the Reverse Stock Split (subject to the treatment of fractional shares as set forth above).”

SECOND: That thereafter, pursuant to a resolution of its Board of Directors, holders of a majority of the voting stock of said corporation gave their consent in writing to the preceding resolutions in lieu of meeting of stockholders pursuant to Section 228 of the General Corporation Law of the State of Delaware.

THIRD:  That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:  That said amendments shall become effective on April 18, 2011.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 14th day of April, 2011.

E-BAND MEDIA, INC.

By:	/s/ LI Jiantao
LI Jiantao, President